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                                                                     Exhibit 6.2

                                                                  EXECUTION COPY

                            EMPLOYEE OPTION AGREEMENT

     THIS EMPLOYEE OPTION AGREEMENT (this "Agreement") is entered into this ___ day of October, 2003 by and between Fortune Diversified Industries, Inc. ("FDI") and ________________ ("Employee").

                                    RECITALS

1. Contemporaneously with the execution of this Agreement, FDI acquired 100% of the common shares of Professional Staff Management, Inc., Professional Staff Management, Inc. II, and Pro Staff, Inc. (collectively "Companies"), pursuant to Agreements and Plans of Merger by and among FDI, certain subsidiaries of FDI, Companies and Harlan M. Schafir ("Merger Agreements").

2. As part of the acquisition, FDI issued shares of FDI's common stock ("FDI Stock") to Harlan Schafir ("Schafir").

3. Certain shareholders of FDI voluntarily transferred 50,000 shares of FDI Stock to the Employee.

4. FDI and the Employee desire that the FDI Stock have certain rights and restrictions.

5. FDI and Schafir also executed an Option Agreement (FDI/Schafir) as of the date hereof containing similar terms and conditions.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1. Option. Employee shall have the option to put any or all of the FDI Stock received by him/her to FDI, according to the terms of this Agreement. Upon exercise of such put option by the Employee, FDI shall have the obligation to purchase the FDI Stock so put according to the terms of this Agreement. The put price shall be dependent upon the Companies' combined cumulative EBITDA during the three-year period October l, 2003 to September 30, 2006 ("Test Period"). If the Companies' combined cumulative EBITDA during the Test Period is (i) greater than $3,000,000.00, the put price per share shall be $1.00; (ii) greater than $2,000,000 but less than or equal to $3,000,000, the put price per share shall be $0.75; and (iii) greater than $1,000,000 but less than or equal to $2,000,000, the put price per share shall be $0.50. If the Companies' combined cumulative EBITDA during the Test Period is less than or equal to $1,000,000, the Employee shall have no put rights.

     2. Potential Forfeiture of FDI Stock. Notwithstanding anything in this Agreement to the contrary, if the Employee's employment with the Companies or FDI is terminated prior to the completion of the Test Period, the Employee shall immediately forfeit: (i) all shares of the FDI

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Stock received by him/her if such termination was as a result of the resignation by the Employee or the termination of the Employee by FDI or the Companies with Cause (as hereinafter defined); or (ii) a pro-rata portion (based on the number of days the Employee was employed versus the number of days of the Test Period) of the shares of FDI Stock received by him/her if such termination was as a result of the death of the Employee, the permanent disability of the Employee or the termination of the Employee by FDI or the Companies without Cause. Upon his/her termination prior to the completion of the Test Period, the Employee authorizes (without any further action by the Employee) FDI to immediately cancel the certificate representing the shares of FDI Stock forfeited by him/her and reissue a new certificate to the Employee or his personal representative for the shares of FDI Stock not forfeited by him/her. Any shares so issued will not be benefited by this Agreement.

     3. Termination for "Cause" shall mean termination by the President or CEO of the Employee's employment with the Companies or FDI for any one or more of the following reasons:

          (a) Any intentional, wanton, or reckless act or omission that constitutes a breach by the Employee of his obligations to the Companies or FDI, fiduciary obligations or any failure by the Employee to perform the duties or to serve any of the Companies or FDI in the capacities prescribed by the President or CEO of each of the Companies which: a) if the act or omission is reasonably capable of being corrected within a thirty (30) day period, the Employee fails to correct the act or omission within thirty (30) days after written notice thereof, or b) if the act or omission is not reasonably capable of being corrected within a thirty (30) day period, the thirty (30) day correction period shall not be applicable.

          (b) The Employee's embezzlement of funds or misappropriation of assets of any of the Companies or FDI, the commitment of any act of moral turpitude, conviction of or a plea of guilty or no contest to a felony, engaging in any activity involving dishonesty, fraud, breach of fiduciary duty, or engaging in any public conduct that has a material adverse effect on the Companies or FDI;

          (c) Any continued or repeated failure or refusal after receipt of written notice by the Employee to comply with all material policies, rules and regulations of the Companies or FDI, whether now in force or hereafter adopted.

     4. Exercise Period: The Employee may exercise the put option during the thirty (30) day exercise period that begins on the date there is a final resolution of the EBITDA calculation for the Test Period. Any closing on a sale of the FDI Stock to FDI shall occur within thirty (30) days after the date of exercise. If the Employee does not exercise the put option during this exercise period, the put option shall expire.

     5. EBITDA. "EBITDA" for any fiscal period shall be defined as follows:

               (i)  the Companies' combined net income for such period; plus,


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               (ii) to the extent deducted in determining the Companies'
                    combined net income for such period, the sum of:

                    (A) interest expense with respect to indebtedness; federal and state income and taxes; depreciation, including but not limited to depreciation of physical structures, fixtures, machinery and equipment; and amortization of goodwill, intangible and other assets; and

                    (B) any intercompany expenses allocated to the Companies by FDI, net of any corresponding efficiencies (excluding, however, any expenses that directly benefit the Companies and that do not exceed the cost that would be charged by a third-party vendor and an allocation of $2,000.00 per month representing the estimated additional cost of accounting services); minus

               (iii) certain compensation and other benefits paid to Schafir or made for the benefit of Schafir by FDI (as more fully described in the Option Agreement (FDI/Schafir)); minus

               (iv) the premiums paid for a life insurance policy (as more fully described in the Option Agreement (FDI/Schafir)); minus

               (v) the proceeds from a life insurance policy (as more fully described in the Option Agreement (FDI/Schafir)); minus

               (vi) certain income from the reversal of reserves (as more fully described in the Option Agreement (FDI/Schafir).

     FDI shall cause the books and records of the Companies to be maintained in a manner to enable EBITDA for the fiscal period to be reasonably and consistently determined. Upon the request of Schafir, on behalf of the Employee, such books and records shall be made available to Schafir and his attorneys and accountants for inspection and copying upon reasonable notice during normal business hours.

     Except as otherwise expressly provided herein or as expressly agreed in writing by Schafir on behalf of the Employee, any amount or calculation to be made in connection with EBITDA shall be determined or made (i) in accordance with GAAP in a manner consistent with the accounting principles and methodologies used in preparation of the Companies' audited financial statements as modified in the manner set forth in Schedule 3.8 to the Merger Agreements,
(ii) using the revenue, income and expense recognition policies and practices used by the Companies in those financial statements; and (iii) using reasonable reserves for pending claims based upon the Companies' historical claim experience.

     6. Calculation of EBITDA. FDI shall cause FDI's regular independent certified public accounting firm (or other firm of independent certified public accountants reasonably satisfactory to Schafir, on behalf of the Employees, to calculate EBITDA during the Test Period


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and shall provide a written explanation of such calculation, in such detail and with such accompanying documentation as Schafir may request, to Schafir on or before November 15, 2006. FDI's calculation of EBITDA shall be final and binding upon Employee and shall be finally resolved upon the expiration of ten (10) days following receipt thereof by the parties unless Schafir, on behalf of the Employee, objects to such calculation within such ten (10) days following the receipt thereof, in which case FDI and Schafir, on behalf of the Employee, shall exercise their respective best efforts to resolve such dispute within ten (10) days of Schafir's objection.

     7. Dispute Resolution. If FDI and Schafir, on behalf of the Employee, are unable to agree on a final calculation of EBITDA within such ten (10) day period, then FDI and Schafir shall follow the dispute resolution procedures described in Section 6 of the Option Agreement (FDI/Schafir).

     8. Maintenance of Economic Structure of the Put Option. It is the intent of the parties that the put option provided for in this Agreement, and the relative rights associated therewith, shall be appropriately adjusted so as to maintain the economic structure contemplated by the parties as set forth herein. Without limiting the generality of the foregoing, if there is any change in FDI's common stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization or by any other means (an "Organic Change"), appropriate adjustments shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the FDI Stock as so changed and so that the Employee shall have the right to receive the same consideration that he or she would have received if such Organic Change had not occurred.

     9. Retention of the FDI Stock. All of the FDI Stock received by the Employee shall be retained by the Employee until (i) the exercise of the put option provided for in this Agreement; or (ii) the expiration of the exercise period (including any extensions) for such put option without exercise of such put option. The Employee shall not voluntarily sell, bequeath, transfer, assign, make a gift of or otherwise dispose of, mortgage, encumber, hypothecate, pledge or offer, or enter into a contract with respect to any of the foregoing, any part or all of the FDI Stock or any interest thereon to any other person, company or other entity, unless the Employee receives the written consent of FDI, which consent may be withheld in FDI's sole and absolute discretion. Except as provided herein, any transferred shares are subject to the terms and conditions of and entitled to the benefits of this Agreement. In addition, the certificates issued by FDI to the Employee representing the shares of FDI Stock shall contain a legend stating that such shares are subject to the terms and conditions of this Agreement.

     10. Location of the FDI Stock Certificates. Pending the exercise of the put option provided for in this Agreement or the expiration of the exercise period (including any extensions) for such put option without exercise thereof, the Employee shall maintain all of the FDI Stock in an account at the downtown Indianapolis office of Merrill Lynch.

     11. Notices. All notices or other communications permitted or required under this Agreement shall be in writing and shall be sufficiently given if and when hand delivered to the persons set forth below or if sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested, or by facsimile, receipt acknowledged,


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addressed as set forth below or to such other person or persons and/or at such other address or addresses as shall be furnished in writing by any party hereto to the others. Any such notice or communication shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefore in all other cases.

To Employee:
c/o Harlan Schafir
224 South 5th Street, Suite C
Richmond, IN 47374

To FDI:
Fortune Diversified Industries, Inc.
Attention: Carter Fortune
6809 Corporate Drive
Indianapolis, IN 46278

With a copy to (which shall not constitute notice):
Robert J. Milford
Drewry Simmons Pitts & Vornehm, LLP
8888 Keystone Crossing, Suite 1200
Indianapolis, IN 46240
Fax: (317) 580-4855

     12. Assignment. No party shall assign this Agreement or delegate any of his/its rights or obligations hereunder, without prior written consent of the other party provided, however, this Agreement shall be assignable by a party to any permitted transferee or to his legal or personal representative upon his death or permanent disability. Subject to the foregoing, this Agreement and rights and obligations set forth herein shall inure to the benefit of, and be binding upon, the parties hereto, and each of their respective successors, heirs and assigns.

     13. Amendment, Modification and Waiver. The parties may amend or modify this Agreement in any respect. Any such amendment, modification, extension or waiver shall be in writing and signed by all parties hereto.

     14. Governing Law. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the State of Indiana (and United States federal law, to the extent applicable), irrespective of the principal place of business, residence or domicile of the parties hereto, and without giving effect to otherwise applicable principles of conflicts of law.

     15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original; and any person may become a party hereto by executing a counterpart hereof, but all of such counterparts together shall be deemed to be one and the same instrument.


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     16. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the put right and supersedes all prior agreements and understandings.

                            [SIGNATURE PAGE FOLLOWS]


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     IN WITNESS WHEREOF, each of the parties hereto has duly executed this
Agreement all as of the date first above written.

FORTUNE DIVERSIFIED INDUSTRIES, INC.


By:
    ---------------------------------   ----------------------------------------
    Carter M. Fortune, CEO


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